Mail Stop 0407
							October 28, 2004



Via Mail and FAX
Gregory A. Miner, CEO and CFO
Iteris Holdings, Inc
1515 South Manchester Avenue
Anaheim, CA 92802



RE:	Iteris Holdings, Inc
	Form 8-K filed October 12, 2004
            File No. 0-10605


Dear Ms. Miner:

       We have the following comments with regard to the above referenced filing. We welcome any questions you may have about our comments. Feel free to contact us at the telephone numbers listed at the end of this letter.


1. Refer to third paragraph. You state that there were no disagreements with E&Y through September 30, 2004. You state that you notified E&Y on October 5, 2004 of their dismissal. Tell us, and revise your filing as applicable, if there were any disagreements with E&Y in the interim period from September 30, 2004 and through the date of their dismissal, October 5, 2004.

2. Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.


Form 10-K for the year ended March 31, 2004.

We monitored your Form 10-K/10-Q solely related to the matters below.


Gregory A. Miner, CEO and CFO
Iteris Holdings, Inc
October 28, 2004
Page 2

Item 9A, page 25

4. Refer to the Item 4.01 Form 8-K and the reportable condition communicated to you by E&Y, LLP. Tell us how you were able to provide true and accurate Item 9A disclosures regarding Controls and Procedures in your Form 10-K. The reportable condition disclosed in your Form 8-K appears to indicate you may lack the necessary disclosure controls and procedures, as well as internal controls necessary to provide true and accurate Item 9A disclosures. Please advise.

5. Also, we note from the Form 8-K that management has already considered potential enhancements and taken steps to enhance the company`s internal controls and procedures that address the issues raised by E&Y, LLP. Tell us the dates of these potential enhancements and addition steps taken, and why you did not disclose any changes to internal controls under Item 9A, or revise Item 9A as necessary.



 	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Gregory A. Miner, CEO and CFO
Iteris Holdings, Inc
October 28, 2004
Page 3

	Please provide the supplemental information requested above within 10 business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR. The amendment requested in the first comment above should be filed as promptly as possible and should be reviewed by the former accountants. The letter required by Exhibit 16 should cover the revised disclosures. Any questions regarding the above should be directed to me at (202) 824-5265, or in my absence, to Robert Benton at (202) 942-1811.

							Sincerely,



							O. Nicole Holden
						            Staff Accountant